Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Group Secretariat

04036682

26th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 SEP -2 P 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information the following documents of the Company:-

(1) A copy of the Interim Report 2004; and

(2) A notification dated 26th August 2004 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Doc re. Interim Report 2004
Released	10:12 26-Aug-04
Number	3324C

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

INTERIM REPORT 2004

Dairy Farm International Holdings Limited announces that its Interim Report for the six months ended 30th June 2004 has been posted to shareholders today, Thursday, 26th August 2004, and is available on the Company's website at www.dairyfarmgroup.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

26th August 2004

www.dairyfarmgroup.com

END

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DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Dairy Farm

Our goal is to create long-term shareholder value by satisfying Asian consumers' needs for wholesome fresh foods, and consumer and durable goods.



DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Interim Report 2004

Giant
Cold Storage
SHOP N SAVE
guardian
HERO
惠康 wellcome
7-ELEVEN
萬寧 mannings
GNC
IKEA 宜家傢俬
頂好 Wellcome
美心 Maxim's
Starbucks Coffee
OLIVE YOUNG
PHOTO FINISH
FOOD WORLD
HEALTH AND GLOW

Dairy Farm is a leading pan-Asian retailer. At 30th June 2004, the Group and its associates operated 2,680 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 57,400 people in the region; and had 2003 total sales of US$4.5 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Cold Storage in Singapore and Malaysia, Giant in Malaysia, Shop N Save in Singapore, Hero in Indonesia, and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and Indonesia;
- Health and beauty stores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, Health and Glow in India, and Olive Young in South Korea;
- Convenience stores – 7-Eleven in Hong Kong, Singapore and Southern China, and Starmart in Indonesia; and
- Home furnishings stores – IKEA in Hong Kong and Taiwan.

The Group has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.

www.dairyfarmgroup.com

Highlights

- Underlying earnings per share increase 48%
- Strong performance in major markets
- Interim dividend per share up 50%

- Results

	(unaudited) Six months ended 30th June		
	2004 US$m	2003 US$m	Increase %
Sales			
– subsidiaries	**1,919**	1,660	16
– including associates	**2,461**	2,125	16
Underlying profit attributable to shareholders	**62**	44	40
Profit attributable to shareholders	**85**	44	91
Underlying EBITDA to sales	**6.2%**	5.7%	0.5%
Underlying PBIT to sales	**4.3%**	3.3%	1.0%

	US¢	US¢	%
Underlying earnings per share	**4.67**	3.17	48
Earnings per share	**6.39**	3.17	102
Interim dividend per share	**2.10**	1.40	50

Chairman's Statement

Overview

Economic conditions in Asia remained stable in the first half of 2004 and Dairy Farm performed well producing good growth in underlying profit. The Group is also benefiting from acquisitions made in recent years.

Performance

Sales for the first half of 2004, including associates, increased 16% to US$2.5 billion. Underlying net profit for the period increased by 40% to US$62 million. Net profit was US$85 million, which included an exceptional gain of US$23 million arising from asset disposals. Underlying earnings per share, enhanced by share repurchases in 2003, rose 48% to US¢4.67.

The Board has declared an interim dividend of US¢2.10 per share, compared with US¢1.40 last year, payable on 20th October 2004.

Operations

Our North Asia operations achieved further significant profit growth as the Hong Kong businesses benefited from an improving economy and continued productivity enhancements. Mannings remains one of our best performing businesses and there was a gradual improvement at Wellcome. 7-Eleven, which was adversely affected last year by SARS, rebounded strongly, but Maxim's, our restaurant associate, is taking longer to recover.

IKEA performed well in Hong Kong and Taiwan with improvements in both sales and profit. In the second half, two new IKEA stores will be opened and another enlarged. Wellcome Taiwan experienced difficult market conditions, but was able to consolidate the benefits from its past acquisitions and purchased another seven stores in February. Development also continued in Southern China where 7-Eleven ended the half-year with 168 stores; and Mannings plans to open its first store in Guangzhou in the fourth quarter. In South Korea, our 50% associate Olive Young continued its expansion.

The Group's Southeast Asian operations again performed strongly. The benefits arising from the acquisition of Tops in Malaysia and Shop N Save in Singapore have enhanced the improving trend in those countries. Seven Giant hypermarkets, the Group's main growth vehicle in the region, were opened in the first six months in Malaysia and Indonesia, building on an already strong market position. A further 23 Guardian health and beauty stores were added in Singapore, Malaysia and Indonesia, as this profitable format was rolled out. Results in the Indonesian supermarkets, however, have yet to come through, and the performance in India has been disappointing.

Asset Disposals

During the period an ice manufacturing and cold store operation and two retail properties in Hong Kong were sold. Agreement was also reached for the sale of a warehouse in Hong Kong, which completed in July. Gross proceeds of US$104 million were received from these disposals producing an exceptional gain of US$84 million, of which US$61 million will be recognized in the second half.

Outlook

The outlook remains broadly positive for the second half of 2004 as Dairy Farm continues to focus on strengthening its leading retail positions in Asia.

Simon Keswick
Chairman

3rd August 2004

Consolidated Profit and Loss Account

	Note	(unaudited) Six months ended 30th June 2004 US$m	2003 US$m	Year ended 31st December 2003 US$m
Sales	2	**1,919.0**	1,659.6	3,456.7
Cost of sales		**(1,351.2)**	(1,166.6)	(2,414.6)
Gross margin		**567.8**	493.0	1,042.1
Other operating income		**6.2**	4.8	11.4
Selling and distribution costs		**(425.1)**	(376.5)	(778.6)
Administration and other operating expenses		**(73.8)**	(72.6)	(144.7)
Profit on disposal of Hong Kong Ice	2 & 3	**13.9**	–	–
Profit on disposal of properties	2 & 4	**9.0**	–	–
Operating profit	2	**98.0**	48.7	130.2
Net financing charges		**(3.9)**	(1.4)	(5.5)
Share of results of associates and joint ventures	5	**5.5**	5.4	18.2
Profit before tax		**99.6**	52.7	142.9
Tax	6	**(14.9)**	(8.9)	(17.8)
Profit for the period		**84.7**	43.8	125.1
Profit attributable to shareholders		**85.0**	44.4	126.0
Loss attributable to minority interests		**(0.3)**	(0.6)	(0.9)
		84.7	43.8	125.1
		US¢	US¢	US¢
Earnings per share	7			
– basic		**6.39**	3.17	9.23
– diluted		**6.34**	3.15	9.16

Consolidated Balance Sheet

	Note	(unaudited) At 30th June 2004 US$m	(unaudited) At 30th June 2003 US$m	At 31st December 2003 US$m
Net operating assets				
Goodwill	8	**133.7**	85.8	134.7
Tangible assets	8	**481.3**	471.8	502.0
Leasehold land payments		**35.8**	41.5	42.1
Associates and joint ventures		**126.0**	133.7	130.8
Deferred tax assets		**14.7**	10.6	18.7
Other non-current assets		**30.2**	31.1	30.7
Non-current assets		**821.7**	774.5	859.0
Stocks		**312.0**	259.8	328.4
Debtors and prepayments		**88.0**	73.6	88.1
Current tax assets		**1.4**	–	1.5
Bank balances		**167.0**	457.3	163.1
		568.4	790.7	581.1
Non-current assets classified as held for sale	9	**9.2**	–	–
Current assets		**577.6**	790.7	581.1
Creditors and accruals		**(836.7)**	(699.7)	(853.4)
Borrowings		**(46.2)**	(34.1)	(25.4)
Current tax liabilities		**(15.8)**	(15.0)	(15.9)
Current liabilities		**(898.7)**	(748.8)	(894.7)
Liabilities directly associated with non-current assets classified as held for sale	9	**(1.1)**	–	–
		(899.8)	(748.8)	(894.7)
Net current (liabilities)/assets		**(322.2)**	41.9	(313.6)
Long-term borrowings		**(177.2)**	(205.3)	(262.2)
Deferred tax liabilities		**(27.0)**	(19.3)	(29.2)
Other non-current liabilities		**(3.0)**	(6.5)	(5.7)
		292.3	585.3	248.3
Total equity				
Share capital	10	**74.0**	73.7	73.8
Share premium	10	**3.3**	0.4	1.6
Revenue and other reserves		**214.6**	510.3	172.2
Shareholders' funds		**291.9**	584.4	247.6
Minority interests		**0.4**	0.9	0.7
		292.3	585.3	248.3

Consolidated Statement of Changes in Equity

	Note	(unaudited) Six months ended 30th June 2004 US$m	(unaudited) Six months ended 30th June 2003 US$m	Year ended 31st December 2003 US$m
Total equity at beginning of period		**248.3**	739.5	739.5
Attributable to minority interests		**(0.7)**	(1.5)	(1.5)
Shareholders' funds at beginning of period		**247.6**	738.0	738.0
Revaluation of properties				
– net revaluation deficit		**–**	–	(4.6)
– deferred tax		**0.6**	(0.2)	(0.6)
Net exchange translation differences				
– amount arising in the period		**(2.4)**	3.0	3.6
Cash flow hedges				
– fair value gains		**1.7**	0.5	1.7
(Loss)/profit recognized directly in equity		**(0.1)**	3.3	0.1
Profit for the period		**84.7**	43.8	125.1
Total recognized profit		**84.6**	47.1	125.2
Attributable to minority interests		**0.3**	0.6	0.8
		84.9	47.7	126.0
Dividends	11	**(42.5)**	(26.5)	(442.9)
Employee share option schemes				
– value of employee services		**0.1**	0.1	0.2
– proceeds from shares issued		**1.8**	2.8	4.0
Repurchase of shares		**–**	(177.7)	(177.7)
Shareholders' funds at end of period		**291.9**	584.4	247.6
Total equity		**292.3**	585.3	248.3
Attributable to minority interests		**(0.4)**	(0.9)	(0.7)
Shareholders' funds		**291.9**	584.4	247.6

Consolidated Cash Flow Statement

	Note	(unaudited) Six months ended 30th June 2004 US$m	(unaudited) Six months ended 30th June 2003 US$m	Year ended 31st December 2003 US$m
Operating activities				
Operating profit	2	**98.0**	48.7	130.2
Depreciation and amortization		**44.1**	45.6	97.5
Other non-cash items		**(18.2)**	3.4	9.2
Decrease/(increase) in working capital		**6.8**	(11.9)	31.0
Interest received		**0.5**	3.5	5.6
Interest and other financing charges paid		**(4.8)**	(4.8)	(10.0)
Tax paid		**(10.8)**	(8.5)	(17.1)
		115.6	76.0	246.4
Dividends from associates and joint ventures		**7.7**	10.6	22.2
Cash flows from operating activities		**123.3**	86.6	268.6
Investing activities				
Purchase of tangible assets		**(44.6)**	(41.8)	(91.5)
Purchase of subsidiaries		**–**	–	(48.7)
Store acquisitions	12	**(2.7)**	(26.5)	(37.0)
Purchase of associates and joint ventures		**(0.2)**	(1.0)	(1.6)
Sale of Hong Kong Ice	13	**20.0**	–	–
Sale of properties	4	**12.3**	–	–
Sale of other tangible assets		**0.3**	0.5	0.8
Sale of a joint venture		**–**	–	2.2
Cash flows from investing activities		**(14.9)**	(68.8)	(175.8)
Financing activities				
Issue of shares		**1.8**	2.8	4.0
Repurchase of shares		**–**	(177.7)	(177.7)
Drawdown of borrowings		**278.3**	141.2	317.1
Repayment of borrowings		**(341.5)**	(107.7)	(237.7)
Dividends paid by the Company		**(42.5)**	(26.5)	(442.9)
Cash flows from financing activities		**(103.9)**	(167.9)	(537.2)
Effect of exchange rate changes		**(0.6)**	0.5	0.6
Net increase/(decrease) in cash and cash equivalents		**3.9**	(149.6)	(443.8)
Cash and cash equivalents at beginning of period		**163.1**	606.9	606.9
Cash and cash equivalents at end of period		**167.0**	457.3	163.1

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

In 2004, the Group early adopted the following International Financial Reporting Standards ('IFRS'):

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. Subsequent to that date, the Group charges the cost of share options to the profit and loss account. The adoption of IFRS 2 resulted in:

	Six months ended 30th June	
	2004 US$m	2003 US$m
Accumulated effect on 1st January		
– increase in share premium	**0.2**	–
– decrease in revenue and other reserves	**(0.2)**	–
Current period		
– increase in administration expenses	**0.1**	0.1

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not affect the prior period financial statements.

Other than described above, there have been no changes to the accounting policies described in the 2003 annual financial statements.

The Group's reportable segments are set out in note 2.

2. SALES AND OPERATING PROFIT

	Sales		Operating Profit	
	Six months ended 30th June			
	2004 US$m	2003 US$m	**2004 US$m**	2003 US$m
Analysis by geographical area:				
North Asia	**1,158.2**	1,088.9	**43.9**	29.2
South Asia	**760.8**	570.7	**37.1**	26.4
	1,919.0	1,659.6	**81.0**	55.6
Support office			**(5.9)**	(6.9)
			75.1	48.7
Profit on disposal of Hong Kong Ice *(note 3)*			**13.9**	–
Profit on disposal of properties *(note 4)*			**9.0**	–
			98.0	48.7
Analysis by business:				
Supermarkets/hypermarkets	**1,227.8**	1,048.2	**37.2**	26.1
Health and beauty stores	**308.6**	269.1	**22.7**	18.3
Convenience stores	**309.3**	279.5	**11.0**	6.0
Other	**73.3**	62.8	**10.1**	5.2
	1,919.0	1,659.6	**81.0**	55.6
Support office			**(5.9)**	(6.9)
			75.1	48.7

The Group operates in two regions: North Asia and South Asia, and accordingly, its primary segment reporting is geographical areas with secondary segment information reported by business. North Asia comprises Hong Kong, Mainland China, Taiwan and South Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

In 2003, operating profit was shown after amortization of goodwill amounting to US$2.7 million.

3. PROFIT ON DISPOSAL OF HONG KONG ICE

In June 2004, the Group completed the sale of its 100% interest in Hong Kong Ice & Cold Storage Ltd to a third party for a net cash consideration of US$20.0 million, realizing a profit of US$13.9 million (refer note 13).

4. PROFIT ON DISPOSAL OF PROPERTIES

In June 2004, the Group completed the sale of its two shopping centres in Repulse Bay, Hong Kong to a third party for a net cash consideration of US$12.3 million, realizing a profit of US$9.0 million.

5. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Six months ended 30th June	
	2004 US$m	2003 US$m
Analysis by geographical area:		
North Asia	**8.7**	6.8
South Asia	**(3.2)**	(1.4)
	5.5	5.4
Analysis by business:		
Restaurants	**8.9**	7.0
Other	**(3.4)**	(1.6)
	5.5	5.4

Results are shown after tax and minority interests. In 2004, the results include an impairment charge of US$3.0 million against the Foodworld supermarket joint venture in India. In 2003, results were shown after amortization of goodwill amounting to US$0.6 million.

6. TAX

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. The Group has no tax payable in the United Kingdom (2003: nil).

7. EARNINGS PER SHARE

Basic earnings per share are calculated on profit attributable to shareholders of US$85.0 million (2003: US$44.4 million) and on the weighted average number of 1,329.4 million (2003: 1,402.7 million) shares in issue during the period. The weighted average number excludes the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on profit attributable to shareholders of US$85.0 million (2003: US$44.4 million), and on the weighted average number of 1,339.9 million (2003: 1,412.1 million) shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders of US$62.1 million (2003: US$44.4 million). A reconciliation of earnings is set out below:

	Six months ended 30th June					
	2004			2003		
	US$m	**Basic earnings per share US¢**	**Diluted earnings per share US¢**	US$m	Basic earnings per share US¢	Diluted earnings per share US¢
Underlying profit	**62.1**	**4.67**	**4.64**	44.4	3.17	3.15
Profit on disposal of Hong Kong Ice *(note 3)*	**13.9**			–		
Profit on disposal of properties *(note 4)*	**9.0**			–		
Profit attributable to shareholders	**85.0**	**6.39**	**6.34**	44.4	3.17	3.15

8. CAPITAL EXPENDITURE AND COMMITMENTS

	Tangible assets US$m	Goodwill US$m
Six months ended 30th June 2004		
Opening net book amount	502.0	134.7
Exchange rate adjustments	(1.2)	(0.6)
Additions	42.1	1.0
Disposals	(11.4)	–
Transfer to non-current assets held for sale *(note 9)*	(6.3)	–
Adjustment of fair value of liabilities assumed on acquisition	–	(1.4)
Depreciation	(43.9)	–
Closing net book amount	**481.3**	**133.7**
Capital commitments as at 30th June 2004	**23.8**	**–**
Capital commitments as at 31st December 2003	22.0	–

9. NON-CURRENT ASSETS HELD FOR SALE

The major classes of assets and liabilities classified as held for sale are set out below:

	At 30th June **2004** **US$m**
Tangible assets	**6.3**
Leasehold land payments	**2.9**
	9.2
Deferred tax liabilities	**(1.1)**
	8.1

In June 2004, the Group entered into a sale and purchase agreement for the sale of its property at Fo Tan, Hong Kong to a third party, with completion on 30th July 2004 (refer note 14).

10. SHARE CAPITAL AND SHARE PREMIUM

	No. of shares in millions	Share capital US$m	Share premium US$m
At 1st January 2004	1,346.2	74.8	8.6
Issued under share incentive schemes	0.3	–	0.6
Value of services under option schemes	–	–	0.1
At 30th June 2004	1,346.5	74.8	9.3
Outstanding under share incentive schemes	(14.0)	(0.8)	(6.0)
	1,332.5	**74.0**	**3.3**

11. ORDINARY DIVIDENDS

	Six months ended 30th June	
	2004 US$m	2003 US$m
Final dividend in respect of 2003 of US¢3.20 (2002: US¢2.00) per share	**42.5**	26.5

An interim dividend in respect of 2004 of US¢2.10 (2003: US¢1.40) per share amounting to a total of US$28.0 million (2003: US$18.6 million) is declared by the Board. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

12. STORE ACQUISITIONS

In February 2004, Wellcome Taiwan Company Limited ('Wellcome Taiwan'), a wholly-owned subsidiary of the Company, acquired the store operating assets of seven supermarkets from a third party for a cash consideration of US$2.2 million.

In March 2003, Wellcome Taiwan acquired the store operating assets of 22 supermarkets and seven related properties from a third party for a cash consideration of US$26.5 million.

13. SALE OF HONG KONG ICE

	At 30th June 2004 US$m
Tangible assets	5.2
Leasehold land payments	1.2
Current assets	0.7
Current liabilities	(0.6)
Non-current liabilities	(0.4)
Net assets disposed of	6.1
Profit on disposal	13.9
Sale proceeds (net of expenses)	20.0

In June 2004, the Group completed the sale of its 100% interest in Hong Kong Ice & Cold Storage Ltd to a third party.

14. POST BALANCE SHEET EVENT

In June 2004, the Group entered into a sale and purchase agreement for the sale of its property at Fo Tan, Hong Kong to a third party for a net cash consideration of US$70.6 million. The sale completed on 30th July 2004, and the profit on disposal of US$61.4 million will be recognized in the second half of 2004.

Shareholder Information

DIVIDEND

The interim dividend of US¢2.10 per share will be payable on 20th October 2004 to shareholders on the register of members at the close of business on 27th August 2004. The ex-dividend date will be on 25th August 2004, and the share registers will be closed from 30th August to 3rd September 2004, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 30th September 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 6th October 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

MANAGEMENT OFFICE

7/F Devon House, Taikoo Place
979 King's Road, Quarry Bay
Hong Kong
PO Box 286, GPO
Tel: (852) 2299 1888
Fax: (852) 2299 4888

WEBSITE

Press releases and other financial information on the Company can be accessed through the internet at 'www.dairyfarmgroup.com'.

Retail Outlets Summary

	As at 30th June	As at 31st December			
	2004	2003	2002	2001	2000
Hong Kong					
• Wellcome supermarkets	**245**	243	247	252	237
• 7-Eleven convenience stores	**507**	484	477	444	414
• Mannings health and beauty stores	**209**	204	189	179	161
• IKEA home furnishings stores	**4**	4	4	–	–
• Maxim's					
Chinese restaurants	**58**	62	64	62	64
Fast food/Catering services	**89**	91	97	94	93
Cake shops/Bakeries	**140**	137	132	128	127
European restaurants/Other	**29**	28	26	25	31
Starbucks*	**42**	42	35	24	9
India					
• Foodworld supermarkets	**92**	92	84	71	51
• Health and Glow health and beauty stores	**25**	23	16	16	19
Indonesia					
• Hero supermarkets	**100**	105	91	83	79
• Giant hypermarkets	**9**	6	2	–	–
• Guardian health and beauty stores	**73**	72	69	57	38
• Starmart convenience stores	**39**	39	38	31	26
Korea					
• Olive Young health and beauty stores	**16**	12	5	–	–
Mainland China					
• 7-Eleven convenience stores	**168**	150	127	72	50
• Maxim's					
Starbucks*	**6**	4	2	–	–
Other	**5**	5	5	3	2
Malaysia					
• Giant/Cold Storage supermarkets	**47**	47	11	11	10
• Giant hypermarkets	**13**	9	8	5	2
• Guardian health and beauty stores	**141**	123	96	80	64
• Photo Finish stores	**7**	7	6	3	–
Singapore					
• Cold Storage/Shop N Save supermarkets	**78**	75	38	35	34
• Giant hypermarkets	**4**	4	3	2	1
• 7-Eleven convenience stores	**221**	206	173	156	124
• Guardian health and beauty stores	**111**	107	102	93	87
• Photo Finish/Handifix stores	**36**	41	41	44	47
Taiwan					
• Wellcome supermarkets	**165**	154	122	111	104
• IKEA home furnishings store	**1**	1	1	–	–
Total	**2,680**	2,577	2,311	2,081	1,874

Note: Includes associates and joint ventures and excludes discontinued operations.

* *Starbucks stores in Hong Kong, Macau, Guangzhou and Shenzhen are operated by Coffee Concepts (Hong Kong) Limited and Coffee Concepts (Southern China) Limited, joint venture companies between Hong Kong Maxim's group and Starbucks Coffee International, Inc.*

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Jardine House, Hamilton, Bermuda

www.dairyfarmgroup.com